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                           VARI-L COMPANY, INC.

                              795,000 Shares
                               Common Stock
                              $0.01 Par Value

     This Prospectus relates to the offer and sale of 795,000 shares of common stock, par value $0.01 per share (the "Shares") of Vari-L Company, Inc. (the "Company") by certain warrant holders and shareholders of the Company (the "Selling Shareholders"). The Shares may be sold from time to time by the Selling Shareholders, through ordinary brokerage transactions in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. See - "Selling Shareholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders.

     The Company's Common Stock, $0.01 par value per share (the "Common Stock") is traded on The Nasdaq Stock Market -- National Market System under the symbol "VARL." On October 6, 1997, the last reported sale price of the Company's Common Stock was $11.125.

                     THESE ARE SPECULATIVE SECURITIES.
              SUCH SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS" AT PAGE 3.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

     No person has been authorized to give any information or to make any representation other than those contained in the Prospectus in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                        --------------------------

              The date of this Prospectus is October 7, 1997.

                           AVAILABLE INFORMATION

     Vari-L Company, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement" ) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. Such information, including exhibits and schedules to the Registration Statement incorporated by reference therein, can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C 20549. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the
Commission: 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov/edgarhp.htm that contains reports, proxy and information statements and other information concerning registrants that file electronically with the Commission. The Common Stock is traded on the National Association of Securities Dealers, Inc., Automated Quotation System ("Nasdaq"). Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to David G. Sherman, President, Vari-L Company, Inc., 11101 East 51st Avenue, Denver, Colorado 80239, telephone number 303/371-1560.

             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference
(Commission File No. 0-23866):

     1. Annual Report on Form 10-KSB for the year ended December 31, 1996, filed March 31, 1997;

     2. Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1997, filed May 15, 1997 and for the quarter ended June 30, 1997, filed August 13, 1997.

     3.   Form 8-A (Commission File No. 0-23866) filed April 20, 1994;

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A copy of the documents incorporated by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus), may be obtained upon request without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be made to David G. Sherman, President, Vari-L Company, Inc., 11101 East 51st Avenue, Denver, Colorado 80239, telephone number 303/371-1560. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov/edgarhp.htm.

                                THE COMPANY

     Vari-L Company, Inc. (the "Company") designs, manufactures and markets a wide range of signal processing components and devices which are used in communications equipment and systems, such as cellular telephones and base stations, local area computer networks, and satellite communications equipment, as well as military and aerospace applications, such as advanced radar systems, missile guidance systems, and navigational systems. The Company sells its products primarily to original equipment manufacturers of communications systems.

     The Company was founded in 1953 in Stamford, Connecticut, relocated to Denver, Colorado in 1969, and reincorporated under Colorado law in 1985. The Company's manufacturing and corporate facilities are located at 11101 East 51st Avenue, Denver, Colorado 80239, and its telephone number is 303/371-1560.

     The Company's products are used in wireless communications equipment. Wireless communication is the transmission of voice and data signals through the air, without a physical connection, such as a metal wire or fiber-optic cable. Wireless communications systems currently in use include cellular telephones and base stations, wireless cable (LMDS), satellite communications, global positioning systems, local area networks, as well as radar systems, missile guidance systems and navigational systems. Communications systems currently in the development stage include personal communications systems and direct broadcast satellites. The Company's products are designed for use in all of these applications.

                               RISK FACTORS

     An investment in the Company involves a high degree of risk. In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating an investment in the Company.

     PRODUCT OBSOLESCENCE. The industry in which the Company competes, and the technologies for which the Company's products are designed, are subject to rapid technological changes. These rapid changes may result in product obsolescence or declining prices. Accordingly, the ability of the Company to remain competitive will depend in a large part upon its ability to innovate and generally keep abreast of technological changes, of which there can be no assurance.

     COMPETITION. The Company faces competition in the sale of virtually all of its products, including competition from major corporations with greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will be able to remain competitive in the future.

     DEFENSE INDUSTRY DOWNSIZING: HISTORICAL DEPENDENCE ON GOVERNMENT CONTRACTS. World events have resulted in a decreased demand for defense-related products and a general downsizing of the American defense industry. This factor, along with federal budget constraints, is likely to have an adverse impact on the Company's ability to continue to attract and retain orders from defense contractors which, as a group, still account for a significant portion of the Company's business. While the Company has mitigated this risk by the addition of commercial business, there is no assurance that it will always to be able to do so.

     DEPENDENCE ON SUPPLIERS. The success of the business of the Company may depend in part upon the reliability of the Company's suppliers of subcomponents and raw materials. The Company is subject to the risks of shortages and delays in delivery of subcomponents and such materials. There can be no assurance that the Company will continue to be able to locate reliable secondary sources of these subcomponents and materials.

     DEPENDENCE ON KEY MANAGEMENT AND EMPLOYEES. The Company is highly dependent upon the efforts of its management for its success. The loss of the services of one or more of its key officers, particularly Joseph H. Kiser, Chairman of the Board and Chief Scientific Officer and David G. Sherman, President and Chief Executive Officer, could have a material adverse effect on the Company's business. The Company maintains "key man" life insurance on the lives of Messrs. Kiser and Sherman, each of whom has an employment agreement with the Company. The success of the Company also depends upon the Company's ability to attract and retain other qualified personnel, particularly technical personnel for research and development, of which there can be no assurance.

     PRICE STABILITY. Competition provides constant downward pressure on the prices of the components sold by the Company in the commercial marketplace. The Company's sales to defense-related contractors and manufacturers have historically occurred in a relatively stable price environment. Moreover, political pressures on defense spending may adversely affect prices and profit margins in that market comparable to those already present in the commercial market. While the Company believes that its ongoing expansion into high volume, low-cost production capabilities will permit it to respond successfully to these price pressures, there can be no assurance that it will do so.

     LIMITED PATENT PROTECTION. The Company's success is dependent upon its proprietary technology. Currently, only some of the Company's products are protected by patents. The Company relies on confidentiality and non-disclosure agreements and on trade secret laws to protect its unpatented technology. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary technology or that the protection afforded by trade secret laws will adequately protect the Company. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

     RELIANCE ON KEY CUSTOMERS. While the Company sold its products to over 450 separate companies or divisions of companies in 1996, the Company relies on certain key customers, defense programs, and commercial programs throughout periods of the year. No single customer represented more than 11% of total sales in 1996. Nevertheless, the loss of certain key customers could materially and adversely affect the Company.

     POSSIBLE PRICE VOLATILITY. The market price of the Common Stock may be significantly affected by factors such as announcements of new products by the Company or its competitors, as well as variations in the Company's results of operations and market conditions in the electronic components industry in general. Market prices may also be affected by movements in prices of securities in general. Although the Common Stock is traded on the Nasdaq Stock Market, there is no assurance that it will remain eligible to be included on Nasdaq.

                              USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Shareholders. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker-dealers through whom they sell any of the Shares.

                           SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. None of the Selling Shareholders within the past three years has had any material relationship with the Company or any of its affiliates except as described below. The information as to beneficial ownership is based upon statements furnished to the Company by the Selling Shareholders or their agents.


                    NO. OF         NO. OF
NAME OF             SHARES         SHARES    SHARES TO BE BENEFICIALLY
SELLING             BENEFICIALLY   BEING     OWNED ON COMPLETION OF
SHAREHOLDER         OWNED          OFFERED   THE OFFERING

                                            Number       % of Class

Millenco LP          345,000(1) 345,000(1)  0            0
Newark Sales         45,000(1)  45,000 (1)  0            0
Sales Link           180,000(1) 180,000(1)  0            0
Rita Folger          15,000(1)  15,000(1)   0            0
Carla Stewart        15,000(1)  15,000(1)   0            0
Mark Nordlicht       60,000(1)  60,000(1)   0            0
Broadway Partners    45,000(1)  45,000(1)   0            0
Robert Cohen         22,500(1)  22,500(1)   0            0
Ellen Cohen          7,500(1)   7,500 (1)   0            0
Lenore Katz          7,500(1)   7,500(1)    0            0
Jeff Rubin           7,500(1)   7,500(1)    0            0
Eugene L. Neidiger   8,418(2)   8,418(2)    0            0
Charles C. Bruner    22,218(3)  8,418(2)    13,800       *
J. Henry Morgan      6,450(3)   3,450(2)    3,000        *
Robert L. Parrish    19,232(3)  3,538(2)    15,694       *
Anthony B. Petrelli  10,856(3)  8,418(2)    2,438        *
John J. Turk, Jr.    2,442(3)   942(2)      1,500        *
Regina L. Neidiger   2,656(2)   2,656(2)    0            0
George L. McCaffrey  4,580(2)   4,580(2)    0            0
Michael P. McCaffrey 4,580(2)   4,580(2)    0            0

*    Less than one percent

(1) Consists of Shares issuable upon exercise of Warrants purchased from the Company pursuant to the Securities Purchase Agreement (as defined below).

(2) Consists of Shares issuable upon exercise of Agent's Warrants (as defined below) paid to NTB as part of its compensation for acting as placement agent for the private offering and subsequently assigned by NTB to the individuals named.

(3) Includes Shares issuable upon exercise of Agent's Warrants (as defined below) paid to NTB as part of its compensation for acting as placement agent for the private offering and subsequently assigned by NTB to the individuals named.

--------------------------------

     Neidiger, Tucker, Bruner, Inc. ("NTB"), a registered broker-dealer, acted as the Company's underwriter in its initial public offering in 1994 and recently acted as Selling Agent in a private offering of securities of the Company which is described below. Prior to the private offering and other than NTB, the Company has had no relationship with the Selling Shareholders.

     On March 4, 1997, Millenco LP, Newark Sales, Sales Link, Rita Folger, Carla Stewart, Ace Foundation, Jules Nordlicht, Mark Nordlicht, Broadway Partners, Robert Cohen, Ellen Cohen, Lenore Katz and Jeff Rubin (collectively, the "Purchasers") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Company which provided for the sale by the Company to the Purchasers of up to $7,500,000 in subordinated debentures convertible into shares of Common Stock (the "Debentures") and 750,000 warrants to purchase shares of the Common Stock (the "Warrants"). For the initial purchase, $5,000,000 of Debentures and 500,000 warrants were sold. The Purchasers had the option for a period of 150 days from the date of the Agreement to purchase up to an additional 50% of the amount of their original purchases of Debentures and Warrants (the "Options"). For the last 30 days of the 150 day period, NTB could sell the Debentures and Warrants underlying any unexercised portion of the Options to third parties. Subject to the restrictions discussed below, the Debentures were convertible into Common Stock at the option of the holder at the lower of (i) $9.50 per share, or (ii) 84% of the average closing bid price on Nasdaq for the ten trading days prior to the date that the Company receives a notice of conversion. Debentures bore interest at the rate of 7% per annum until the first to occur of four years from the date of issuance or conversion. If the conversion price of a Debenture for which conversion was requested was $8 per share or less on the applicable conversion date, the Company had the option to decline to convert the Debenture and instead redeem the Debenture by payment of 116% of the principal amount plus accrued interest. Repayment of the principal and interest of the Debentures was subordinated to the Company's secured debt in favor of banks, savings and loan associations, institutions or other asset-based lenders, in an amount up to $25,000,000, irrespective of whether such debt was currently owed or was incurred in the future. Upon exercise of their Options, all of the remaining $2,500,000 of Debentures and 250,000 Warrants were sold to the Purchasers. Subject to the restrictions described below, Warrants may be exercised by the holders for three years at an exercise price of $9.50. Warrants may not be redeemed by the Company.

     Under the Securities Purchase Agreement, the Purchasers were entitled to demand registration of the Common Stock issuable upon conversion of the Debentures and exercise of the Warrants under the Securities Purchase Agreement and have exercised their rights for the Shares being registered herein. The Company sought and received shareholder approval at the 1997 annual meeting of the Company's shareholders held on June 20, 1997. Until shareholder approval of the Securities Purchase Agreement and the transactions thereunder was obtained (i) the Debentures were convertible into a maximum aggregate of 765,367 shares of Common Stock on a first-converted basis, and (ii) the Warrants were not exercisable.

     For acting as the Selling Agent for the placement of the Debentures and the Warrants pursuant to the Securities Purchase Agreement, NTB received a commission of 5% of the amount sold in the offering and 45,000 Agent's Warrants as additional compensation. The Agent's Warrants have the same terms as the Warrants except that (i) the exercise price is the same as the conversion price of the Debentures (rather than the exercise price of the Warrants), (ii) the Agent's Warrants have a term of five years (rather than the three-year term of the Warrants), and (iii) the Agent's Warrants carry unlimited piggyback registration rights (rather than the demand registration rights of the Warrants and the Debentures). The Shares underlying the Agent's Warrants (including any additional Agent's Warrants issuable upon exercise of Options) are being registered hereunder pursuant to the exercise of such piggyback registration rights.

                           PLAN OF DISTRIBUTION

     All of the Shares offered hereby are being sold by the Selling Shareholders. The Shares will be offered by the Selling Shareholders from time to time at market prices prevailing on the Nasdaq National Market System at the time of offer and sale, at prices related to such prevailing market prices, in negotiated transactions, or in a combination of such methods of sale. The Selling Shareholders may effect such transactions by offering and selling the Shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Common Stock.

     The executive officers, Directors and certain large shareholders of the Company are "affiliates" of the Company which subject them to the limitations of Rule 144, promulgated under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, an "affiliate" of the Company or a person who has beneficially owned shares which are "restricted securities" as defined in Rule 144 for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell shares which are not "restricted securities," or "restricted securities" which have been held for at least two years, without regard to the limitations contained in Rule 144.

     Under Section 16 of the Securities Exchange Act of 1934, any executive officer, Directors, and 10% or greater shareholders of the Company will be liable to the Company for any profit realized from any purchase and sale (or any sale and purchase) of Common Stock within a period of less than six months.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the shares of Common Stock is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, #444, Denver, Colorado, 80202.

                               LEGAL MATTERS

     The validity of the securities to be offered hereby will be passed upon for the Company by Gorsuch Kirgis L.L.C., Denver, Colorado, counsel for the Company.

                                  EXPERTS

     The financial statements of Vari-L Company, Inc. as of December 31, 1996 and 1995 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Haugen, Springer & Co., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       INDEMNIFICATION OF DIRECTORS

     The Securities Purchase Agreement provides that the Company and its officers, Directors, and controlling shareholders are indemnified against losses arising out of any untrue statement of a material fact or any omission to state a material fact necessary to make the statements in the registration statement or prospectus, in light of the circumstances under which they were made, not misleading, to the extent that such untrue statement or omission is contained in any information or affidavit a Selling Shareholder furnished to the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.